787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111
October 16, 2023
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sarmad Makhdoom
Michael Henderson
Tonya K. Aldave
Chris Windsor

Re:	Hamilton Insurance Group, Ltd.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted September 13, 2023
CIK No. 0001593275
Ladies and Gentlemen:
On behalf of our client, Hamilton Insurance Group, Ltd., a Bermuda exempted company (the “Company”), set forth below are the Company’s responses to the comment letter dated September 20, 2023 sent to Pina Albo, the Company’s Chief Executive Officer, from the staff of the U.S. Securities and Exchange Commission (the “Staff”) relating to Amendment No. 3 to the Confidential Draft Registration Statement on Form S-1 confidentially submitted on September 13, 2023.
The Company is submitting, electronically via EDGAR, the Registration Statement on Form S-1 (the “Registration Statement”) which, among other things, reflects certain revisions in response to the comment letter and updates the disclosure in the Registration Statement.
For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.
General
1.We note your disclosure that highlights the impacts of Hurricane Idalia, as well as the damages caused by the wildfires in Maui.  You state that you are still evaluating the costs of those and other significant events as part of your normal third quarter close.  To the extent that you determine that these events will lead to significantly greater reserves than you reported in other periods presented, please update the disclosure with appropriate recent events disclosure.

Brussels Chicago Frankfurt Houston London Los Angeles Milan New York Palo Alto Paris Rome San Francisco Washington

Securities and Exchange Commission
October 16, 2023

Response
The Company acknowledges the Staff’s comment and advises the Staff that it will update the disclosure in a future amendment to the extent that it is determined in its normal third quarter close that these events will lead to significantly greater reserves than the Company reported in other periods presented.
Prospectus Summary, page 3
2.We note your response to our prior comment 1 and reissue in part.  Please revise your summary section to disclose your multiple class share structure (Class A common shares, Class B common shares, and Class C common shares) and explain the nature of the disparate voting rights.
Response
In response to the Staff’s comment, the Company has added disclosure to the Summary on page 22 describing the multiple class share structure which is identical to the disclosure on the cover page of the S-1.
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Securities and Exchange Commission
October 16, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please contact the undersigned at (212) 728-8616 or mgroll@willkie.com. Thank you.

Sincerely,

/s/Michael Groll
Michael Groll
Willkie Farr & Gallagher LLP
Enclosures

cc:	Pina Albo – Chief Executive Officer, Hamilton Insurance Group, Ltd.
Craig Howie – Chief Financial Officer, Hamilton Insurance Group, Ltd.
Gemma Carreiro – Group General Counsel, Hamilton Insurance Group, Ltd.

Matthew B. Stern, Willkie Farr & Gallagher LLP